Item 11: Trading Services, Facilities and Rules

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

CODA ONE is a feature allowing Liquidity Seekers to enter one or more orders (in the form of a list, basket or program) to CODA which in turn, based on the characteristics of the individual orders, will direct each order to either CODA BLOCK or CODA MICRO. Subscribers instruct CODA to use CODA ONE via a FIX Tag on an order-by-order basis.

- Any orders eligible for CODA BLOCK, based on the aforementioned CODA BLOCK initiation requirements, will initiate a CODA BLOCK auction (i.e., quantity, market capitalization, order type).

- If an order does not qualify to initiate a CODA BLOCK auction, the order will initiate CODA MICRO (if eligible), with "price improvement auction" matching logic.

- CODA ONE accepts both Day and IOC orders.

- Fills, partial fills and cancels are sent to the initiating Liquidity Seeker at the completion of each individual CODA MICRO or CODA BLOCK auction.

- Non-marketable Day orders sent with CODA ONE instructions can post to the CODA Book without initiating an auction.

The "Auction Order Handling Configuration Request Form" mentioned in Part III, Item 7(a) and available on the CODA website (www.codamarkets.com) allows for the following CODA BLOCK customizations:

Available order handling customizations for firm orders tagged for CODA BLOCK include:

N/A

Available order handling customizations for conditional interests tagged for CODA BLOCK include:

a) Opt out of removing liquidity via CODA FUSE upon receipt (see CODA FUSE detail below).

b) Opt in to receiving invites from other auction types while resting.

CODA FUSE:

CODA FUSE is an auction type that offers Participants a dynamic latency profile, targeted conditional invite process, multilateral execution model, and price discovery. CODA FUSE allows participation from latent liquidity which may reside outside the NBBO, and therefore may execute outside the NBBO. As described above, CODA FUSE and CODA are compliant with Rule 611 of Regulation NMS. The approximate time length of the auction and order entry period during which orders are entered by Subscribers into a non-displayed auction order book is defined by the dynamic latency profile of CODA FUSE and attributes of each individual auction. Additionally, the CODA FUSE matching algorithm uses a series of rules resulting in a varying time-to-print at the end of the order entry window. Each CODA FUSE auction can potentially execute in under 1 millisecond, but is capped at approximately 30 milliseconds.

Liquidity that is eligible to participate in or add liquidity to CODA FUSE auctions includes resting orders, conditional interests, Inbound IOIs and Liquidity Provider responses to "symbol-only" auction alerts. Liquidity Seekers may opt out of interacting with certain participating liquidity types (as discussed in Part III, Item 7(a)) and below.

Order Entry:

Liquidity Seeker non-marketable Day orders and conditional interests will rest in the CODA Book to participate in future auctions. Non-marketable IOC orders will cancel back to the Liquidity Seeker. Liquidity Seekers may also instruct CODA to route non-marketable orders outbound via FLARE.

Liquidity Providers can rest Inbound IOIs in the CODA Book to participate in future auctions, if invited and in a similar manner to conditional interests/firm up orders; however, Inbound IOIs will not remove liquidity. Liquidity Providers also respond to "symbol-only" auction alerts (discussed in Part III, Item 9(a)) to provide liquidity to CODA FUSE auctions.

Liquidity Seekers direct orders and conditional interests to the CODA FUSE auction type via a FIX tag with a standard value, or through a custom value upon request. Following receipt of a marketable order or conditional interest, as well as standard risk checks, the CODA FUSE auction process begins.

Auction Duration/Dynamic Latency Profile:

In cases where eligible types of participating liquidity are not present in the CODA Book at the start of the auction, or the removing Subscriber has opted out of interacting with eligible types of participating liquidity, the CODA FUSE auction will eliminate those interactions from the auction process. Participating liquidity includes resting orders, conditional liquidity and Liquidity Provider responses. This rule establishes the dynamic latency profile.

The CODA FUSE dynamic latency profile is established and defined by the rule that the duration of any individual CODA FUSE auction is capped at approximately 30 milliseconds and potentially reduced further due to the following:

1) Types of participating liquidity that are present and executable at the start of the auction.

2) Types of participating liquidity eligible to interact in the CODA FUSE auction based on preferences of the liquidity-removing Subscriber (on an order-by order basis).

3) The time allowed for the liquidity-remover to firm up, in cases where a conditional interest serves as the liquidity-remover.

4) The time allowed for any eligible participating orders to firm up and/or respond.

5) The time required for CODA systems to process the CODA FUSE auction.

For example:

1) If no executable conditional liquidity is present at the start of the auction, the auction duration will be reduced to ~1 millisecond (or less).

2) If there is no executable conditional liquidity present at the start of the auction and the liquidity-removing order is opted out of sending "symbol-only" auction alerts, then the auction will be completed in less than a millisecond.

3) If executable conditional liquidity is present, because of the latency involved in the firm up process, the maximum duration will be ~30 milliseconds.

CODA FUSE Auction Process, Examples and Optionality:

Marketable (as previously defined) Liquidity Seeker orders and conditional interests will attempt to remove liquidity via the CODA FUSE auction type according to the following matching rules and scenarios. The scenarios below assume all types of participating liquidity are present at the start of the CODA FUSE auction and the Liquidity Seeker has not opted out of interacting with any types of participating liquidity for both firm orders and conditional interests.

Following receipt of a firm order (non-conditional):

1) Liquidity-removing order is received by CODA and deemed eligible (as discussed above and following a snapshot of the NBBO) to remove liquidity via a CODA FUSE auction (as configured and instructed by the "Auction Order Handling Configuration Request Form", discussed in Part III, Item 7(a)).

2) An auction order book is created for the liquidity-removing order.

3) The CODA Book is checked for executable resting orders and conditional liquidity.

4) If a match opportunity (compatible symbol and side) is identified, invites to firm up are sent by the CODA system to Participants with conditional interests that were identified as participating conditional interests in the match opportunity. Participants with conditional interests in the same symbol as the CODA FUSE auction, but with

incompatible execution parameters (i.e., price, size), will not receive invites.

5) After all firm up orders are received, or approximately 1 millisecond before the maximum time allowed for conditional interest participants to firm up elapses, (whichever is sooner), invites to firm up are sent to any Inbound IOIs that were identified as participants in the match opportunity and "symbol-only" auction alerts are sent to Liquidity Providers.

6) Liquidity Providers respond with an order(s) and/or firm up orders.

7) At this point, or at approximately 30 milliseconds from the start of the CODA FUSE auction (whichever comes first), resting orders are reserved, the auction order book is closed, and all orders and firm up orders in the book are deemed firm.

The "Auction Order Handling Configuration Request Form" mentioned in Part III, Item 7(a) and available on the CODA website (www.codamarkets.com) allows for the following order handling customizations for firm orders when removing liquidity via FUSE:

a) Opt out of CODA sending "symbol-only" auction alerts.

b) Opt in to CODA sending "symbol-only" auction alerts when, and only when, there is an indicative trade opportunity.

c) Opt out of interacting with conditional liquidity.

d) Opt out of eligibility to trade in other auction types while resting (post auction).

Following receipt of a conditional interest:

1) Liquidity-removing conditional interest is received by CODA and deemed eligible (as discussed above and following a snapshot of the NBBO) to remove liquidity via a CODA FUSE auction (as configured and instructed by the "Auction Order Handling Configuration Request Form", discussed in Part III, Item 7(a)).

2) An auction order book is created for the liquidity-removing conditional interest.

3) The CODA Book is checked for executable resting orders and conditional liquidity.

4) If a match opportunity (compatible symbol and side) is identified, invites are sent to conditional interests that were identified as participants in the match opportunity, including the liquidity-removing conditional interest. Participants with conditional interests in the same symbol as the CODA FUSE auction, but with incompatible execution parameters (i.e., price, size) will not receive invites.

5) After all firm up orders are received, or approximately 1 millisecond before the maximum time allowed for conditional interest participants to firm up elapses (whichever is sooner), invites to firm up are sent to any Inbound IOIs that were identified as participants in the match opportunity and "symbol-only" auction alerts are sent to Liquidity Providers when, and only when, there is an indicative trade opportunity. Please note, "symbol-only" auction alerts are not sent in cases where no executable liquidity is present at the start of the auction.

6) Liquidity Providers respond with an order(s) and/or firm up order(s).

7) At this point, or at approximately 30 milliseconds from the start of the CODA FUSE auction (whichever comes first), resting orders are reserved, the auction order book is closed, and all orders and firm up orders in the book are deemed firm.

The "Auction Order Handling Configuration Request Form" mentioned in Part III, Item 7(a) and available on the CODA website (www.codamarkets.com) allows for the following order handling customizations for conditional interests when removing liquidity via FUSE:

a) Opt out of sending "indicative trade messages" in the form of a "symbol-only" alert.

b) Opt out of interacting with other conditional liquidity.

c) Opt out of interacting with resting orders.

d) Opt out of receiving invites from other auction types while resting (post auction).

Auction Pricing, Share Allocation and Trade Reporting:

After the order entry phase ends, the CODA FUSE auction matching logic determines the price for the auction, the allocation of shares to each Participant, and the sending of trade reports as required to a TRF. CODA rechecks the NBBO to establish the current NBBO for pricing and allocation as well as identifying the protected markets' "top of book" should the CODA FUSE auction be priced outside the NBBO requiring CODA to fulfill any Rule 611 of Regulation NMS obligations.

Orders are aggregated in the auction order book at their most aggressive (i.e., highest priced Buy orders/lowest priced Sell/Sell Short orders) price levels. Since a CODA FUSE auction is a multilateral trading environment that allows multiple buy orders and multiple sell/sell short orders to compete in a single auction, there may be multiple orders to buy and sell up to or down to any given price level.

Pricing -The CODA FUSE auction pricing logic determines the single price where the most aggregated buy shares can trade with the most aggregated sell/sell short shares in the same manner and with the same considerations as CODA BLOCK (described above in this item) which includes the POR, LPR and the auction trade size versus the protected "top of book" quantity. For example, a CODA FUSE auction trade price is restricted to at or within the NBBO if the auction trade size is less than the protected "top of book" quantity.

Trade Size Requirements -The CODA FUSE auction trade size must satisfy CODA FUSE Trade Size Requirements as follows:

1) CODA FUSE auctions with an execution price at or within the NBBO have a minimum trade size, or notional value, requirement of either at least 100 shares or $5,000.

2) CODA FUSE auctions with an execution price outside the NBBO have a minimum trade size or notional value requirement of either at least 2,000 shares or $10,000. If the CODA FUSE auction price and share allocation results in an auction trade which is less than 2,000 shares or $10,000

in notional value, CODA FUSE reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA FUSE auction and all related orders are canceled.

3) If CODA's protected markets "top of book" snapshot shows more shares available in aggregate at the protected markets "top of book" than the pending CODA FUSE auction trade size, then CODA, if possible, will reprice and reallocate the CODA FUSE auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. If not possible, the CODA FUSE auction and all related orders in the auction are cancelled.

Share Allocation and TRF Reporting - If CODA FUSE Trade Size Requirements are satisfied the share allocation and TRF reporting processes are carried out as described above in this item for CODA BLOCK, with the exception that CODA FUSE also supports odd lot and mixed lot executions (as discussed in Part III, Items 8(c) and 8(e)). This includes the logic for primary allocation, TRF trade reporting, Regulation NMS Rule 611 ISO Sweep and secondary allocation. In compliance with Regulation NMS Rule 611, CODA will adjust the auction trade size (as needed and in a manner consistent with CODA BLOCK) and send ISO orders to the appropriate exchanges when a CODA FUSE auction trades at a price outside the NBBO.

Post Auction:

The CODA FUSE post auction processes are consistent with CODA BLOCK as described above in this item for CODA BLOCK with the following exceptions:

1) Day orders that remain active as resting orders are eligible to participate in other auction types (unless requested otherwise by the Subscriber).

2) If the remaining quantity on a CODA FUSE Day order is less than 100 shares or $5,000 in notional value, then CODA will cancel the order.

3) CODA FUSE orders are eligible for routing by FLARE at the discretion of the Liquidity Seeker.

Clearance and settlement: CODA FUSE's clearing and settlement procedures are consistent with other CODA auction types.

Subscribers may enable a maximum contra-size feature that will prevent orders from executing against contra-side orders of greater size. This feature supports a multiplier setting which allows executions with contra-side orders that are larger in quantity, but within a specific threshold. For example, a Subscriber may request a maximum contra-size setting of two times their quantity on any potential execution. This feature is available to Liquidity Seekers using resting orders and to Liquidity Providers. Any cancels generated as a result of this feature will not contain information indicating that the reason for the cancellation was a larger initiator, and therefore, the parties will not know this feature was the cause of the cancellation. This feature is not available in CODA FUSE and CODA BLOCK.

Subscribers may submit orders with a minimum fill quantity on an order-by-order basis.

Subscribers may contact CODA to request a default minimum fill quantity at either the Subscriber or session level. CODA MICRO does not aggregate contra side orders to satisfy a minimum fill execution quantity of a liquidity-seeking order. CODA FUSE and CODA BLOCK will aggregate contra side orders to satisfy minimum fill execution quantity as previously discussed.

CODA enforces self-trade prevention at the MPID level in CODA MICRO. CODA BLOCK and CODA FUSE do not support self-trade prevention due to the multilateral auction process (defined in Part III, Item 7 (a). Self-trade prevention is a non-configurable setting in all auction types.

CODA Markets has written supervisory policies and procedures in place to handle erroneous trade executions. CODA Markets will handle clearly erroneous executions by correcting at prices consistent with the applicable rules of the self-regulatory organizations.

Bona fide errors (e.g., wrong security or side of the market, execution outside the limit price of an order, executions at erroneous prices that are due to a systemic or third-party service provider issues) can be raised by Subscribers or identified by CODA systems or CODA Markets personnel. Bona fide errors are evaluated by CODA Markets personnel on a case by case basis. CODA Markets will contact the affected Subscribers and ask whether or not they want to maintain (keep) the trade. If the Subscribers do not want to maintain the trade, CODA Markets will determine whether to take the affected Subscribers' positions and book it to CODA Markets' error account. In making the decision, CODA Markets will consider, among other factors, the number of affected Subscribers, the size of the error, the symbols involved, the price of the execution, and the reason for the error provided by the Subscriber. If so, CODA Markets will then trade out of the error position via FLARE as soon as possible.

CODA Markets procedures are designed to ensure applicable reporting and clearing obligations are amended accordingly. CODA Markets reviews execution errors daily or as they occur to ensure that they are handled in accordance with CODA Markets procedures.